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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                             THE UNION CORPORATION

                            Name of Subject Company

                           OUTSOURCING SOLUTIONS INC.

                        SHERMAN ACQUISITION CORPORATION

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE

                         (Title of Class of Securities)

                                   906072103

                     (CUSIP Number of Class of Securities)

                                TIMOTHY G. BEFFA

                           OUTSOURCING SOLUTIONS INC.

                           390 SOUTH WOODS MILL ROAD

                                   SUITE 150

                             CHESTERFIELD, MO 63017

                                 (314) 576-0022

            (Name, Address and Telephone Number of Person Authorized

          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             FRANK L. SCHIFF, ESQ.

                                  WHITE & CASE

                          1155 AVENUE OF THE AMERICAS

                            NEW YORK, NEW YORK 10036

                                 (212) 819-8200

                           CALCULATION OF FILING FEE

          Transaction valuation* $205,732,453                        Amount of Filing Fee** $41,146.49

*For purposes of calculating the filing fee only. This calculation assumes the purchase of 6,531,189 shares of common stock, par value $0.50 per share, at a price per share of $31.50.

** 1/50 of 1% of Transaction Valuation

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:          Filing Party:
Form or Registration No.:        Date Filed:

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is The Union Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 211 King Street, Suite 100, Charleston, South Carolina 29401.

    (b) This Statement relates to the offer by Sherman Acquisition Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $0.50 per share, of the Company (collectively with the associated Rights issued pursuant to the Rights Agreement, dated as of March 14, 1988, between the Company and First National Bank of Boston, as Rights Agent, as amended, the "Shares") at a price of $31.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d); (g) This Statement is being filed by the Purchaser, a Delaware corporation, and Outsourcing Solutions Inc., a Delaware corporation ("Parent"). The Purchaser is a direct wholly-owned subsidiary of Parent. Information concerning the principal businesses and the addresses of the principal offices of the Purchaser and Parent is set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The name, business addresses, present principal occupations or employment, material occupations, positions and offices or employment during the last five years of the members of the Board of Directors and the executive officers of Parent, and the directors and executive officers of the Purchaser, are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

    (e); (f) During the last five years, neither of the Purchaser nor Parent and, to the knowledge of the Purchaser and Parent, none of the members of the Board of Directors or the executive officers of Parent, and none of the members of the Board of Directors or executive officers of the Purchaser, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in Sections 10 ("Background of the Offer; Contacts with the Company") and 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase and the document attached as Exhibit (b)(1) hereto are incorporated herein by reference.

                                       2
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ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the "Introduction" and Sections 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement") and 13 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) None of the persons named in Item 2 hereof or any of their affiliates or majority-owned subsidiaries beneficially own shares of the Company.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "Introduction" and Sections 10 ("Background of the Offer; Contacts with the Company") and 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the "Introduction" and Section 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement") of the Offer to Purchase are incorporated herein by reference.

    (b)-(c) The information set forth in the "Introduction" and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Sections 9 ("Source and Amount of Funds") and 13 ("Effect of the Offer on the Market for the Shares; Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Share Purchase Agreement and Plan of Merger dated as of December 22, 1997 among Parent, the Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(2), respectively, is incorporated herein by reference.

                                       3
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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(1)   Offer to Purchase.

Exhibit (a)(2)   Letter of Transmittal with respect to the Shares.

Exhibit (a)(3)   Form of letter, dated December 24, 1997, to brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a)(4)   Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

Exhibit (a)(5)   Guidelines for Substitute Form W-9.

Exhibit (a)(6)   Press Release, dated December 23, 1997.

Exhibit (a)(7)   Form of newspaper advertisement, dated December 24, 1997.

Exhibit (a)(8)   Notice of Guaranteed Delivery.

Exhibit (b)(1)   Commitment Letter dated December 22, 1997 to Parent from Goldman Sachs
                 Credit Partners L.P. and The Chase Manhattan Bank and Chase Securities Inc.

Exhibit (c)(1)   Confidentiality Agreement, dated August 18, 1997, between Parent and the
                 Company.

Exhibit (c)(2)   Share Purchase Agreement and Plan of Merger, dated as of December 22, 1997, by and among Parent, the Purchaser and the Company.

Exhibit (c)(3)   Agreement dated as of December 22, 1997 among Parent, Purchaser and the
                 Stockholders named therein.

Exhibit (d)      None.

Exhibit (e)      Not applicable.

Exhibit (f)      None.

                                       4
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                OUTSOURCING SOLUTIONS INC.

                                BY:  /S/ TIMOTHY G. BEFFA
                                     -----------------------------------------
                                     Name: Timothy G. Beffa
                                     Title: PRESIDENT AND CHIEF EXECUTIVE
                                     OFFICER

                                SHERMAN ACQUISITION CORPORATION

                                BY:  /S/ TIMOTHY G. BEFFA
                                     -----------------------------------------
                                     Name: Timothy G. Beffa
                                     Title: PRESIDENT

Dated: December 24, 1997

                                       5
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
EXHIBIT
NUMBER                                                     DESCRIPTION
----------------  ----------------------------------------------------------------------------------------------

Exhibit (a)(1)    Offer to Purchase.

Exhibit (a)(2)    Letter of Transmittal with respect to the Shares.

Exhibit (a)(3)    Form of letter, dated December 24, 1997, to brokers, dealers, commercial banks, trust companies and other nominees.

Exhibit (a)(4)    Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

Exhibit (a)(5)    Guidelines for Substitute Form W-9.

Exhibit (a)(6)    Press Release, dated December 23, 1997.

Exhibit (a)(7)    Form of newspaper advertisement, dated December 24, 1997.

Exhibit (a)(8)    Notice of Guaranteed Delivery.

Exhibit (b)(1)    Commitment Letter dated December 22, 1997 to Parent from Goldman Sachs Credit Partners L.P.
                  and The Chase Manhattan Bank and Chase Securities Inc.

Exhibit (c)(1)    Confidentiality Agreement, dated August 18, 1997, between Parent and the Company.

Exhibit (c)(2)    Share Purchase Agreement and Plan of Merger, dated as of December 22, 1997, by and among
                  Parent, the Purchaser and the Company.

Exhibit (c)(3)    Agreement dated as of December 22, 1997 among Parent, Purchaser and the Stockholders named therein.

Exhibit (d)       None.

Exhibit (e)       Not applicable.

Exhibit (f)       None.

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